Leser Hunter Taubman & Taubman
17 State Street, Suite 2000
New York, New York 10004
(212) 732-7184   Fax:  (212) 202-6380
E-mail: lou@lhttlaw.com

January 5, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Attn:  Jeffrey Riedler & Nandini Acharya

Re:	Radient Pharmaceuticals Corporation
Registration Statement on Form S-3
File No. 333-162436

Dear Mr. Ridler and Ms. Acharya :

We are counsel to Radient Pharmaceuticals Corporation. ( “Radient Pharma” or the “Company” ).  On behalf of our client, enclosed herewith please find the second Amendment to Radient Pharma’s Registration Statement as filed on Form S-3 on this same date (the “Second Amendment”).  Please be advised that we filed a Registration Statement on Form S-3 on October 13, 2009 (File No. 333-162436, the “Initial Registration Statement”) registering 3,600,216 shares of common stock.  On December 17, 2009, we filed the first Amendment of the initial Registration Statement registering 3,514,020 shares of common stock and removing 86,196 shares of common stock underlying additional warrants to be issued as liquidated damages in connection with our failure to file a registration statement (the “First Amendment”). Neither the Initial Registration Statement nor the First Amendment was declared effective.

We are filing this Second Amendment to register 3,514,020 shares of common stock. The Second Amendment also includes a reference to the 37,500 shares of common stock issued by the Company pursuant to a settlement and release agreement with Strategic Growth International, Inc. on June 23, 2009; otherwise, it contains the same information and disclosure as the First Amendment.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/ Louis E. Taubman
Enclosures	Louis E. Taubman